

TABCORP

TABCORP Holdings Limited
ABN 66 063 780 709
5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001
Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300

2 April 2003



Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: TABCORP Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by TABCORP Holdings Limited ("TABCORP") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). TABCORP's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that TABCORP is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

Peter Caillard
General Counsel and Company Secretary

Enc.

TABCORPHoldingsLimited

ABN 66 063 780 709





HalfYearlyReport

31 December 2002


TABCORP

Highlights

- Net profit after tax (excluding non-recurring items) increased 4.7% to $134.1 million
- Net profit after tax increased 2.4% to $131.2 million
- Interim dividend of 33.0 cents per share fully franked, a 6.5% increase on the previous interim dividend of 31.0 cents per share
- Earnings per share (excluding non-recurring items) increased 5.2% to 36.2 cents
- Earnings per share increased 2.9% to 35.4 cents
- Net operating revenue increased 0.3% to $980.2 million
- Profit before interest expense, taxation and goodwill amortisation (PBITA) (excluding non-recurring items) increased 2.4% to $233.1 million
- On market share buy-back resulted in 11.2 million shares bought back
- Segment results:
  - Wagering PBITA increased 11.4% to $37.5 million
  - Gaming PBITA ^ decreased 2.4% to $115.3 million
  - Star City PBITA ^ increased 6.3% to $83.6 million
- Annualised return ^ on average shareholders' equity increased from 20.0% to 20.9%
- Taxes on gambling paid by TABCORP businesses decreased 0.6% to $387.1 million
- Income generated for the Victorian racing industry increased 3.9% to $132.7 million
- Merger discussions were initiated with Jupiters

Dividends per Share
Cents per share (fully franked)



Final dividend
Interim dividend
24
23
26
25
32
31
Up 6.5%
33

Comparisons refer to the previous corresponding half year period, unless otherwise stated

^ Excludes non-recurring items:
- Gaming - $1.7 million before tax, equivalent to $1.5 million after tax
- Star City - $2.0 million before tax, equivalent to $1.4 million after tax

Directors' Report

The Directors of TABCORP Holdings Limited are pleased to report net profit after tax (excluding non-recurring items) of $134.1 million for the six months ended 31 December 2002, representing a 4.7% increase compared to the previous corresponding period.

The continuing strong cash flows generated by the company have allowed Directors to declare an interim dividend of 33 cents per share fully franked, up 6.5% from 31 cents for the corresponding period last year. These cash flows enabled the company to buy back 11.2 million shares for $127.7 million. The company was able to increase the annualised return on average shareholders' equity from 20.0% to 20.9% through continued tight control of expenses and efficient capital management.

The company has produced a solid first half performance during a period which saw the Victorian smoking bans impact the gaming division. Although profits from gaming were down on the previous corresponding period, the diversity of the business portfolio has helped the company achieve a lift in overall profitability. The company continued to work hard with gaming venues to improve services that can provide increasing enjoyment for all customers.

The record Spring Racing Carnival assisted the very strong first half performance from the wagering division and Star City experienced a slight increase in profits.

During the half year TABCORP businesses paid out a total of $387.1 million in taxes on gambling. In addition, the Victorian racing industry received $132.7 million from TABCORP businesses, assisting the industry to maintain a market leading position in the provision of racing products.

TABCORP remains a major contributor to the communities in which it operates and continues its commitment of providing responsible gambling products and services for long term sustainability. During the period TABCORP's achievement in the management of its human resources was recognised through two awards. Star City was recently voted one of Australia's top five employers in the category of more than 1,000 employees, and TABCORP received an award for outstanding equal employment opportunity for the advancement of women.

In October 2002, the Board had the pleasure of welcoming Matthew Slatter as the new Managing Director and Chief Executive Officer. In February 2003, David Simpson retired as Finance Director and the Board wish to thank Mr Simpson for his valuable contribution during his eight years with TABCORP. David Elmslie has taken over responsibilities as Executive General Manager – Finance, following his previous appointment as TABCORP's Executive General Manager – Gaming.

On 5 March 2003, TABCORP and Jupiters Limited jointly announced a proposal to merge. The Board is confident that significant value will be created from the available synergies, increased scale, greater business diversity and enhanced financial strength of the merged entity. Further information about the proposed merger appears at the end of this report and is available from the company's website at www.tabcorp.com.au.



Michael Robinson
Chairman



Matthew Slatter
Managing Director and
Chief Executive Officer

of

TABCORP Holdings Limited has reported a 4.7% increase in net profit after tax (excluding non-recurring items) to $134.1 million for the six months ended 31 December 2002. Including these non-recurring items ($2.9 million after tax), net profit after tax was $131.2 million, an increase of 2.4%.

During the period, the company's net operating revenue grew by 0.3% to $980.2 million. Wagering revenue grew strongly on the prior corresponding period, and Star City's operations also achieved an increase in revenue. After achieving strong growth in revenue in July and August, the Gaming division's revenue was down by 2.2% for the half year compared to the previous corresponding period, reflecting the negative impact of smoking bans imposed on 1 September 2002.

Profit before interest, taxation and goodwill amortisation (PBITA) and excluding non-recurring items of $3.7 million was $233.1 million, 2.4% ahead of the prior corresponding period. Lower average debt levels which resulted in a $3.3 million reduction in net interest expense, contributed to the improved after tax profit.

The company continued to generate strong cash flows, enabling balance sheet strength to be maintained. The net debt to equity ratio of 52.7% and interest cover of 8.9 times, indicates the strength of the company's financial position.

Earnings per share (excluding non-recurring items) increased 5.2% on the previous corresponding period to 36.2 cents. Including the non-recurring items, earnings per share increased by 2.9% to 35.4 cents.

TABCORP Financial Results Summary	6 Months to 31 Dec 02 $m	6 Months to 31 Dec 01 $m	Change %
Operating revenue	980.2	977.0	0.3
Total revenue from ordinary activities	993.4	991.2	0.2
EBITDA ^	278.4	273.3	1.9
PBITA ^	233.1	227.5	2.4
NPAT ^	134.1	128.1	4.7
NPAT	131.2	128.1	2.4

EBITDA – Earnings before interest expense, tax, depreciation and amortisation
PBITA – Profit before interest expense, tax and goodwill amortisation
NPAT – Net profit after tax
^ Excludes non-recurring items

Net operating revenue
$ million



Second half
First half
864.4
731.4
878.6
934.4
956.1
977.0
980.2
Up 0.3%
99/00
00/01
01/02
02/03

Net profit after tax
$ million (after non-recurring items)



Second half
First half
89.2
85.6
95.2
92.5
132.9
128.1
131.2
Up 2.4%
99/00
00/01
01/02
02/03

Division

The wagering division recorded a 5.9% increase in net operating revenue to $220.6 million. This revenue growth, combined with a continued focus on operating efficiency, yielded an increase of 11.4% in profit before interest expense, taxation and goodwill to $37.5 million.

Revenue from racing increased by 5.1%, with revenue from thoroughbreds supported by another record Spring Carnival. Revenue from harness racing grew 5.3% on 36 additional meetings and revenue from greyhound racing continued to grow strongly, up 8.7% compared to the prior corresponding period.

Revenue from sportsbetting increased 12.7% driven by particularly strong growth in revenue from soccer following the success of the World Cup, expanded fixed odds coverage of races and the provision of greater information for retail customers through customer information terminals.

Revenue from Trackside increased by 38%, as the product's availability increased to 183 Australian outlets including Star City and casinos in Victoria, Western Australia and Tasmania. The rollout of Trackside in Denmark continues with 13 sites of the planned 50 now installed.

The wagering division continued its ongoing program of agency refurbishment with 43% of the agency network now refurbished. An additional four new super sites were opened during the six month period, and a further five are scheduled to open by the end of the financial year. It was also pleasing that there was resolution in our negotiations with Sky Channel over the provision of their service to our agency network. The division continues to work closely with PubTAB operators to ensure ongoing profitability of PubTAB operations.

The proportion of account sales transactions utilising self service technologies grew from 24% in the six months ending 31 December 2001 to 45% in the corresponding period ending 31 December 2002. Internet now comprises approximately 10% of account sales transactions, whilst customer usage of touch tone and voice recognition technology grew in excess of 68% relative to the prior comparative period.

Summary of Wagering Business Financial Performance	6 Months to 31 Dec 02 $m	6 Months to 31 Dec 01 $m	Change %
Turnover	1,294.2	1,228.6	5.3
Operating revenue	220.6	208.3	5.9
Total revenue from ordinary activities	227.2	216.1	5.1
Racing industry fees	66.0	62.5	5.7
Government betting tax*	60.6	57.3	5.6
Operator commissions	21.7	21.0	3.5
Other operating expenses	35.9	36.8	-2.4
EBITDA	43.0	38.5	11.4
PBITA	37.5	33.6	11.4

* Includes GST on gambling revenue

Gaming Division

The gaming division reported a 2.2% decline in operating revenue over the previous corresponding period to $449.2 million. Operating costs, excluding non-recurring items, were well controlled, being 1.8% below the prior comparative period. Profit before interest expense and taxation (excluding non-recurring items amounting to $1.7 million) declined by 2.4% to $115.3 million.

After a very strong start to the half, revenues fell sharply following the introduction of smoking bans in Victorian gaming venues on 1 September 2002. In the period from 1 September to 31 December 2002 revenue was down 10.2% relative to the prior comparative period. TABCORP has acted to ameliorate the effects of the ban by working with our venues to improve the amenity for smokers and the introduction of enhanced machine reservation systems. These actions are based on detailed consumer research undertaken by TABCORP.

TABCORP's research indicated that smoking customers place importance on smoking facilities that are located adjacent to, and within sight of, gaming rooms with ambiance and decor consistent with the overall venue. Venues with such smoking facilities are currently outperforming other venues.

The company continued the ongoing process of upgrading its network with the latest new games and machines, introducing 1,690 new games, new machines and machine platform upgrades. This included 500 Mr Cashman machines which have been very popular with customers. 21 venues were refurbished during the half year and two new Tabaret venues opened.

The Tabaret Community Assistance Program continued throughout the period and involved TABCORP working with 116 Tabaret venues to raise funds or conduct activities of benefit to their local communities.

Summary of Gaming Business Financial Performance	6 Months to 31 Dec 02 $m	6 Months to 31 Dec 01 $m	Change %
Turnover	4,426.1	4,455.6	-0.7
Operating revenue	449.2	459.3	-2.2
Total revenue from ordinary activities	450.6	460.4	-2.1
Government betting tax*	182.4	185.9	-1.9
Operator commissions	124.3	127.4	-2.5
Other operating expenses ^	15.8	16.1	-1.8
EBITDA ^	128.1	131.0	-2.2
PBITA ^ pre goodwill	115.3	118.2	-2.4

* Includes GST on gambling revenue
^ Excludes non-recurring items

Star City achieved a 0.4% increase in net operating revenue to $310.4 million for the six months ended 31 December 2002, and a 6.3% increase in profit before interest expense, taxation and goodwill (excluding non-recurring items of $2.0 million before tax) to $83.6 million for the period.

Electronic gaming revenue increased by 5.2%, showing consistent growth throughout the period. New games which were introduced on 25% of gaming machines, a new floor layout and improvements to restaurants, all contributed to this strong performance.

Private gaming room revenue declined by 13.8% relative to the previous corresponding period. This was due to a poor win rate during the second quarter. However, new sales offices have been opened in Indonesia, Malaysia, Thailand and New Zealand to strengthen our international marketing network, which also includes Singapore and Hong Kong, aimed at increasing the volume of play.

Main gaming floor revenue declined by 0.5% over the previous corresponding period, but with an improving trend throughout the half as customers responded positively to changes in the types and denominations of games offered.

Non-gaming revenue grew strongly, increasing by 10.8%. The growth was across all the non-gaming businesses, with food and beverage revenue up 11.5%, and hotel revenue up 7.2% with occupancy of 81% for the period struck on higher average room rates than the prior comparative period. The theatres enjoyed significant growth with Mamma Mia attracting over 300,000 patrons, many of whom enjoyed Star City's restaurants and bars.

Star City's capital expenditure program continues to focus on improving the offer to customers, particularly in the food and beverage area. Trophies on the main gaming floor reopened during the half after extensive renovations and a new VIP gaming machine room is scheduled to open later this financial year.

Summary of Star City Financial Performance	6 Months to 31 Dec 02 $m	6 Months to 31 Dec 01 $m	Change %
Operating revenue	310.4	309.4	0.4
Total revenue from ordinary activities	313.2	312.3	0.3
Government betting tax*	63.1	65.3	-3.2
Operating expenses ^	140.2	141.0	-0.6
EBITDA ^	109.9	106.0	3.7
PBITA ^ pre goodwill	83.6	78.6	6.3

* Includes GST on gambling revenue
^ Excludes non-recurring items

The TABCORP and Jupiters merger will further enhance TABCORP's position as Australia's pre-eminent gambling and entertainment company. The merger is expected to be earnings per share accretive (pre goodwill amortisation) in the first full year and TABCORP's strong track record of increasing dividends on an annual basis is expected to be enhanced. It is intended that the merger will be implemented by the end of July this year.

Star City's second quarter performance has continued into the second half with revenue for the period from 1 January 2003 to 15 February 2003 up 5.2% on the previous corresponding period.

Wagering continues to perform well with revenue for the period from 1 January 2003 to 15 February 2003 up 6.1% on the previous corresponding period.

Gaming's revenue performance for the period from 1 January 2003 to 15 February 2003 was down 12.3% on the previous corresponding period. However, this is an improvement following a 14.3% decline in gaming revenue in the month of December 2002, compared to December 2001, and indicates that the gaming division has most likely experienced the worst of the impact of the smoking ban.

Overall, revenue for the company for the period from 1 January 2003 to 15 February 2003 was down 2.7% on the previous corresponding period. The company currently anticipates that the profit result after allowing for the impact of non-recurring items for the full year will be flat to marginally down on last year.

TABCORP continues to strive for top quartile performance in terms of total shareholder return. The company is in good shape financially, continuing to generate strong cash flows, and is well positioned for the future.

Information

Registered Office

TABCORP Holdings Limited

5 Bowen Crescent
Melbourne Victoria 3004
Australia
Telephone: (03) 9868 2100
Facsimile: (03) 9868 2300

Share Registry

ASX Perpetual Registrars Limited
Level 4, 333 Collins Street
Melbourne Victoria 3000
Australia
Telephone: (03) 9615 9999
Facsimile: (03) 9615 9900
Toll Free: 1300 665 661
Email:
registrars@asxperpetual.com.au
www.asxperpetual.com.au

General enquiries about TABCORP

Shareholder Relations Manager
Telephone: (03) 9868 2779
Facsimile: (03) 9868 2726
Email: investor@tabcorp.com.au

Online shareholder information

For further information about TABCORP, please visit our website at: www.tabcorp.com.au

Information on this website is updated regularly to enable shareholders to conveniently access information about TABCORP and its businesses.